Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cooperative Bankshares, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-92219, 333-22335, and 333-101442) on Forms S-8 of Cooperative Bankshares, Inc. of our report dated March 8, 2006 with respect to the consolidated statements of financial condition of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 10-K of Cooperative Bankshares, Inc.

/s/ Dixon Hughes PLLC

Sanford, North Carolina

March 24, 2006